UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                           Southampton Partners, Inc.
                           --------------------------
                 (Name of Small Business Issuer in its charter)

          Delaware                                        11-3320705
          --------                                        ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

19 Mary's Lane, Southampton, NY                              11968
-------------------------------                            ----------
(Address of principal executive offices)                   (Zip Code)

Issuer's telephone number (631) 204-1150
                          --------------

Securities to be registered pursuant to Section 12(b) of the Act.

      Title of each class              Name of each exchange on which registered

----------------------------------     -----------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act.

Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                                (Title of Class)


                            [Cover page 1 of 2 pages]

      Forward Looking Statements: This Form 10-SB contains, or incorporates by reference, certain statements that may be deemed "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. All statements, other than statements of historical facts, that address activities, events or developments that our Company intends, expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are based on certain assumptions and assessments made by management of our Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this Form 10-SB are also subject to a number of material risks and uncertainties. Stockholders and prospective investors are cautioned that such forward-looking statements are not guarantees of future performance and that actual results, developments and business decisions may differ from those envisaged by such forward-looking statements.


                            [Cover page 2 of 2 pages]

      To clarify a certain statement in Part I, Item 1. Description of Business
- Additional Investment Considerations and Risk Factors, Southampton Partners, Inc. (the "Company" or "We") hereby replaces the third risk factor titled "Additional Financing May Be Necessary" in its entirety with the following:

      "Our Accountants Have Expressed Substantial Doubts About Our Ability to Continue As a Going Concern; Additional Financing or an Acquisition of Our Company Will Be Necessary.

            Our Accountants have expressed substantial uncertainty about our ability to continue as a going concern. This will be dependent upon our ability to combine with another entity with an active business. We may require additional capital, or additional financing in the near future. There can be no assurance that we will be able to arrange additional financing, and if such financing is available, whether debt or equity, it may not be on terms favorable to our Company."

      Further, to correct certain numerical and other details in Part F/S, we hereby restate in its entirety Part F/S as provided for after page 11 of our Company's Form 10-SB, as filed with the Securities and Exchange Commission on December 1, 2000.

                                    PART F/S

                              Financial Statements

      The following financial statements filed with this Report on Form 10-SB for the period May 15, 1996 (Inception) to December 31, 1999 have been certified by Gregory N. Ferraris, CPA, LLC, independent public accountants:

      Report of Independent Auditors;

      Statement of Financial Position as of December 31, 1999;

      Statement of Operations for the period May 15, 1996 (Inception) to
           December 31, 1999;

      Statement of Stockholder's Equity for the period May 15, 1996 (Inception) to December 31, 1999;

      Statement of Cash Flows for the period May 15, 1996 (Inception) to
           December 31, 1999; and

      Notes to Financial Statements.

      The following financial statements filed with this Report on Form 10-SB for the Nine Months Ended Sept 30, 2000 are unaudited:

      Balance Sheet as of September 30, 2000;

      Statement of Operations for the Nine Months Ended September 30, 2000;

      Statement of Cash Flows for the Nine Months Ended September 30, 2000; and

      Notes to Financial Statements.

                           Southampton Partners, Inc.
                          (A Development Stage Company)

                         REPORT ON FINANCIAL STATEMENTS

              Period May 15, 1996 (inception) to December 31, 1999

                           Southampton Partners, Inc.
                          (A Development Stage Company)

                         REPORT ON FINANCIAL STATEMENTS

              Period May 15, 1996 (inception) to December 31, 1999

                                 C O N T E N T S

                                                                          Page
                                                                          ----

Report of Independent Auditors                                             F-3

Financial Statements

   Statement of Financial Position as of
      December 31, 1999                                                    F-4

   Statement of Operations for the period
      May 15, 1996 (inception) to December 31, 1999                        F-5

   Statement of Stockholders' Equity for the period
      May 15, 1996 (inception) to December 31, 1999                        F-6

   Statement of Cash flows for the period
      May 15, 1996 (inception) to December 31, 1999                        F-7

Notes to Financial Statements                                              F-8

Board of Directors and Stockholders
Southampton Partners, Inc.
Southampton, New York

                         REPORT OF INDEPENDENT AUDITORS

I have audited the balance sheet of Southampton Partners, Inc. (a development stage company) as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the period May 15, 1996 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southampton Partners, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the period May 15, 1996 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1, Southampton Partners, Inc. is in the development stage and the Company's ability to continue in the normal course of business is dependent upon it's ability to effectuate a successful business combination. This uncertainty raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


                                               /s/ Gregory N. Ferraris
                                               Gregory N. Ferraris, CPA, LLC

Sag Harbor, New York
September 30, 2000

                           Southampton Partners, Inc.
                          (A Development State Company)

                         STATEMENT OF FINANCIAL POSITION

              Period May 15, 1996 (inception) to December 31, 1999

          ASSETS                                                        $    --
                                                                        =======

          LIABILITIES

Accrued expense                                                         $ 1,140
                                                                        -------

   Total liabilities                                                      1,140

          STOCKHOLDERS' EQUITY

Common stock $.0001 par value; 200,000,000 shares
   authorized; 1,000,100 issued and outstanding;
   200,000 warrants issued, exercisable at $5 per share                     100
Additional paid-in capital                                                8,120
Deficit accumulated during development stage                             (9,360)
                                                                        -------
   Total stockholders' equity                                            (1,140)
                                                                        -------

      Total liabilities and stockholders' equity                        $    --
                                                                        =======

See notes to financial statements.

                           Southampton Partners, Inc.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

              Period May 15, 1996 (inception) to December 31, 1999

                                                                                 5/15/1996
                                             Year ended December 31,           (inception) to
                                        1997          1998           1999        12/31/1999
                                    -----------    -----------    -----------    -----------
REVENUE                             $        --    $        --    $        --    $        --

EXPENSES
   Legal and professional                 1,250            420          1,450          5,320
   Taxes and licenses                       897            142            380          1,986
   General and administrative             1,413            542            227          2,054
                                    -----------    -----------    -----------    -----------

      Total expenses                      3,560          1,104          2,057          9,360
                                    -----------    -----------    -----------    -----------

NET LOSS                            $    (3,560)   $    (1,104)   $    (2,057)   $    (9,360)
                                    ===========    ===========    ===========    ===========

NET LOSS PER SHARE (Note 2)         $   (0.0036)       (0.0011)       (0.0021)       (0.0094)
                                    ===========    ===========    ===========    ===========

WEIGHTED AVERAGE NUMBER OF SHARES
   OF COMMON STOCK OUTSTANDING        1,000,100      1,000,100      1,000,100      1,000,100
                                    ===========    ===========    ===========    ===========

See notes to financial statements.

                           Southampton Partners, Inc.
                          (A Development State Company)

                        STATEMENT OF STOCKHOLDER'S EQUITY

              Period May 15, 1996 (inception) to December 31, 1999

                                                          Common Stock
                                                       200,000,000 Shares                             Deficit
                                                        $.0001 Par Value                            Accumulated
                                                  ---------------------------         Additional       during            Total
                                                                                      Paid - In      Development      Stockholders
                                                    Shares          Par Value          Capital         Stage             Equity
                                                  ---------         ---------         ----------    ------------      ------------
Issuance of stock at inception                          100         $       1         $    2,637    $                 $      2,638

Capital Contributions                                                                 $    5,483                      $      5,483

Additional stock issued - including 200,000
  warrants issued at $5 per share                 1,000,000                99                                                   99

Net loss from inception
  May 15, 1996 to December 31, 1999                                                                       (9,360)           (9,360)
                                                  ---------         ---------         ----------    ------------      ------------

Balance, December 31, 1999                        1,000,100         $     100         $    8,120    $     (9,360)     $     (1,140)
                                                  =========         =========         ==========    ============      ============

See notes to financial statements.

                           Southampton Partners, Inc.
                          (A Development State Company)

                             STATEMENT OF CASH FLOWS

              Period May 15, 1996 (inception) to December 31, 1999

                                                                                                 5/15/1996
                                                             Year ended December 31,          (inception) to
                                                      1997           1998           1999        12/31/1999
                                                   -----------    -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES               $    (3,560)   $    (1,104)   $    (2,057)   $    (9,360)
   Adjustments to reconcile net loss to net cash
      used in operations:
         Increase in accrued expenses                      380            380            380          1,140
                                                   -----------    -----------    -----------    -----------

   Net cash used in operating activities                (3,180)          (724)        (1,677)        (8,220)

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of stock                       3,180            724          1,677          8,220
                                                   -----------    -----------    -----------    -----------

   Net cash provided by financing activities             3,180            724          1,677          8,220
                                                   -----------    -----------    -----------    -----------

Net change in cash and cash equivalents                     --             --             --             --

Cash and cash equivalents, beginning of period              --             --             --             --
                                                   ===========    ===========    ===========    ===========
Cash and cash equivalents, end of year             $        --    $        --    $        --    $        --
                                                   ===========    ===========    ===========    ===========

See notes to financial statements.

                           Southampton Partners, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

              Period May 15, 1996 (inception) to December 31, 1999

1 - ORGANIZATION

      Southampton Partners, Inc. (the "Company") is a Delaware Corporation which was formed on May 15, 1996. The company has not engaged in any business activities and is in the development stage. The Company's fiscal year end is December 31.

      The Company is in the development stage, as defined in Statement of Financial Accounting Standard No. 7 (FAS 7). As of December 31, 1999, cumulation from date of inception financial data information has not been shown. To date, the Company has devoted its efforts to various organizational activities, including developing its business strategy and raising capital.

      On November 7, 1997 the Company filed an offering memorandum in connection with a private placement offering of its securities under rule 504(D) of the Securities Act of 1933, as amended. The Company issued 100,000 units, each consisting of ten shares of common stock and two stock warrants. There was no capital raised as a result of this private placement offering.

      The above factors raise substantial doubt about the ability of the Company to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of the recorded asset amounts and classification of liabilities that might result should the Company be unable to continue as a going concern.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a.    Statement of Cash Flows

            For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

      b.    Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           Southampton Partners, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

              Period May 15, 1996 (inception) to December 31, 1999

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      c.    Net Loss Per Share

            Net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Pursuant to a Securities and Exchange Commission Staff Accounting Bulletin, all common stock issued by the company during the twelve months preceding the offering date at prices below the offering price have been included in the calculation of weighted average shares outstanding as if they were outstanding for the entire period.

3 - STOCKHOLDERS EQUITY

      Capitalization

      Pursuant to the Company's certificate of incorporation, the Company is authorized to issue 200,000,000 shares of common stock. The stock has a $.0001 par value. Each share of common stock has one vote in all matters.

4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

      The methods and assumptions used to estimate the value of the following classes of financial instruments were:

            Current Assets and Current Liabilities: The carrying amount of cash, current receivables and payables and certain other short-term financial instruments approximate their fair value.

                           SOUTHAMPTON PARTNERS, INC.
                           --------------------------
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS
                                   (Unaudited)

                            FOR THE NINE MONTHS ENDED
                               September 30, 2000

                           SOUTHAMPTON PARTNERS, INC.
                           --------------------------
                          (A Development Stage Company)

                    INDEX TO FINANCIAL STATEMENTS (Unaudited)

                                                                            Page
                                                                            ----

Financial Statements:

   Balance Sheet as of September 30, 2000                                   F-3

   Statement of Operations for the Nine Months Ended September 30, 2000     F-4

   Statement of Cash Flows for the Nine Months Ended September 30, 2000     F-5

   Notes to Financial Statements                                            F-6

                           SOUTHAMPTON PARTNERS, INC.
                           --------------------------
                          (A Development Stage Company)

                                  BALANCE SHEET
                               September 30, 2000

                                     ASSETS

                TOTAL ASSETS                                                    $    --
                                                                                =======

                       LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
     Accounts Payable & Accrued Expenses                                        $ 1,275
                                                                                -------

STOCKHOLDERS' EQUITY
     Common Stock, $.0001 par value; authorized 200,000,000
        shares; 1,000,100 isued and outstanding; 200,000 warrants
        issued, exercisable at $5 per share                                         100
   Additional Paid-In-Capital                                                     8,120
   Retained Earnings (Deficit)                                                   (9,495)
                                                                                -------
                Total Stockholders' Equity                                       (1,275)
                                                                                -------

          TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                              $    --
                                                                                =======

                           SOUTHAMPTON PARTNERS, INC.
                           --------------------------
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                    For Nine Months Ended September 30, 2000

                                                                    Nine Months
                                                                       Ended
                                                                      9/30/00
                                                                      -------

REVENUES                                                              $    --
                                                                      -------

EXPENSES:
      General and Administrative Expenses                                 135
                                                                      -------

    NET INCOME (LOSS)                                                 $  (135)
                                                                      =======

                           SOUTHAMPTON PARTNERS, INC.
                           --------------------------
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                    For Nine Months Ended September 30, 2000

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Income (Loss)                                                    $(135)

     Adjustments to reconcile Net Income (Loss) to net cash
            Increase (decrease) in Accounts Payable                         135

                                                                          -----
                  Net cash used in operating activities                   $  --
                                                                          -----

Cash & Equivalents, beginning of period                                      --

                                                                          -----
CASH & EQUIVALENTS, end of period                                         $  --
                                                                          =====

                           Southampton Partners, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                  Period January 1, 2000 to September 30, 2000

1 - ORGANIZATION

      Southampton Partners, Inc. (the "Company") is a Delaware Corporation which was formed on May 15, 1996. The company has not engaged in any business activities and is in the development stage. The Company's fiscal year end is December 31.

      The Company is in the development stage, as defined in Statement of Financial Accounting Standard No. 7 (FAS 7). As of September 30, 2000, cumulation from date of inception financial data information has not been shown. To date, the Company has devoted its efforts to various organizational activities, including developing its business strategy and raising capital.

      On November 7, 1997 the Company filed an offering memorandum in connection with a private placement offering of its securities under rule 504(D) of the Securities Act of 1933, as amended. The Company issued 100,000 units, each consisting of ten shares of common stock and two stock warrants. There was no capital raised as a result of this private placement offering.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a.    Statement of Cash Flows

            For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

      b.    Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           Southampton Partners, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                  Period January 1, 2000 to September 30, 2000

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      c.    Net Loss Per Share

            Net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Pursuant to a Securities and Exchange Commission Staff Accounting Bulletin, all common stock issued by the company during the twelve months preceding the offering date at prices below the offering price have been included in the calculation of weighted average shares outstanding as if they were outstanding for the entire period.

3 - STOCKHOLDERS EQUITY

      Capitalization

      Pursuant to the Company's certificate of incorporation, the Company is authorized to issue 200,000,000 shares of common stock. The stock has a $.0001 par value. Each share of common stock has one vote in all matters.

4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

      The methods and assumptions used to estimate the value of the following classes of financial instruments were:

            Current Assets and Current Liabilities: The carrying amount of cash, current receivables and payables and certain other short-term financial instruments approximate their fair value.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to the registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                           SOUTHAMPTON PARTNERS, INC.
                                           --------------------------
                                                  (Registrant)


Date: January 11, 2001                     By:    /s/ Robert Wilson
                                              -----------------------
                                              Name:  Robert Wilson
                                              Title: President


                                       -5-